KH 4/19

SECURIT  ON

12060817

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Silver Spur Road, Suite 100
(No. and Street)

Rolling Hills Estates	California	90274
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burt M. Arnold, President (310) 544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/19



Financial Industry Regulatory Authority

BY CERTIFIED MAIL

SEC
Mail Processing
Section

APR 10 2012

Washington DC
408

March 28, 2012

Mr. Burt Arnold, President
BMA Securities
608 Silver Spur Road, Suite 100
Rolling Hills Estates, CA 90274

RE: BMA Securities
1/1/11 through 12/31/11 Annual Audit

Dear Mr. Arnold:

This letter is to inform you that your firm's December 31, 2011 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 for the following reason:

The Oath was not properly notarized. The separately attached notarization page gives no indication that it covers the Oath. SEC Rule 17a-5(3)(2) states, "The oath or affirmation shall be made before a person duly authorized to administer such oaths or affirmations."

We urge you to review this letter with your independent accountant as soon as possible.

Please re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and two copies with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by April 11, 2012. If you have any questions, please call me at (213) 613-2605.

Sincerely,

Krystle Rhodes Busch
Senior Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: SEC Regional Office
StarkSchenkein, LLP

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2011



StarkSchenkein, LLP

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2011

OATH OR AFFIRMATION

I, Burt M. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burt Martin Arnold Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MELISSA CRIADO
COMM. #1966069
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires JAN. 8, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burt Martin Arnold Securities, Inc.
Table of Contents



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc., as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc., as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 28, 2012

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2011

ASSETS

ASSETS	
Cash	$ 452,132
Receivables from brokers or dealers	1,995,593
Other securities	80,659
Prepaid expenses and other assets	16,993
Receivables from non-customers	48,485
Due from shareholder	197,375
Property and equipment, net of accumulated depreciation of $112,791	93,277
	$ 2,884,514

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	1,044,313
Securities sold, not yet purchased	146,383
Subordinated loan	100,000
Due to clearing organization	141,590
Income taxes payble	274,536
	1,706,822
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	306,300
Retained earnings	870,392
	1,177,692
	$ 2,884,514

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2011

REVENUES	
Commissions and floor brokerage	$ 3,348,232
Other trading income	6,503,253
Management fee and advisory income	689,777
Unrealized gain on marketable securities	421,513
Interest	10,977
Total revenues	10,973,752
EXPENSES	
Employee compensation	7,990,934
Clearing fees and costs	479,283
Office expenses	1,415,472
Professional fees	243,806
Travel and entertainment	58,648
Total expenses	10,188,143
NET INCOME BEFORE PROVISION FOR INCOME TAXES	785,609
Provision for income taxes	(164,724)
NET INCOME	$ 620,885

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings	Stockholder's Equity
Balance, December 31, 2010	100,000	$ 1,000	$ 306,300	$ 249,507	$ 556,807
Net income	-	-	-	620,885	620,885
Balance, December 31, 2011	100,000	$ 1,000	$ 306,300	$ 870,392	$ 1,177,692

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net income	$ 620,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,811
Unrealized gain on investment securities	421,513
Securities sold, not yet purchased	144,066
Changes in:	
Receivable from clearing organization	(1,147,969)
Marketable securities	(426,400)
Prepaid expenses	36,144
Receivables from non-customers	89,915
Due from shareholder	(147,769)
Accounts payable and accrued expenses	149,242
Income taxes payable	274,536
Due to clearing organization	140,909
Net cash provided by operating activities	167,883
INVESTING ACTIVITIES	
Acquisition of fixed assets	(17,584)
Net cash (used in) investing activities	(17,584)
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET INCREASE IN CASH	150,299
CASH AT BEGINNING OF YEAR	301,833
CASH AT END OF YEAR	$ 452,132
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 1,090
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2011

Subordinated borrowings at January 1, 2011	$ 100,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2011	$ 100,000

The accompanying notes are an intergral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Burt Martin Arnold Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA".) The Company, which was incorporated in the state of California on August 26, 1999, is based in Rolling Hills Estates, California.

The Company's primary source of revenue is providing brokerage services to customers. The Company also generates revenue through securities trading.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K)(2)(ii).

Revenue recognition

Brokerage commission and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 15 years. Total depreciation and amortization expense for the year ended December 31, 2011, was $12,811.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Income taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

The Company accounts for income taxes under FASB ASC 740-10, "Accounting for Income Taxes", which requires the use of the liability method. FASB ASC 740-10 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2011. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, receivable from clearing organization, securities and accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for cash, receivable, and accounts payable and accrued expenses because they are short term in nature.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment information

The Company follows FASB ASC 280-10, "Disclosure about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Through 2011, the Company had a fully disclosed relationship agreement with Penson Financial Services, Inc. ("Penson"). The agreement states that the clearing agent clears all securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agent based on the number and size of transactions. The Company pays all costs associated with transactions executed through the clearing agent plus a fee per transaction based on the amount of business transacted during the month. The agreement requires, and the Company maintains a cash deposit in the amount of $100,000 with Penson which is included in receivable from clearing organization at December 31, 2011.

The Company currently transacts all of its brokerage business through Penson. Should Penson not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Penson's ability to continue to perform under the agreement as well as the creditworthiness of Penson. It is the Company's policy to review, as necessary, the credit standing and financial viability of Penson.

Amounts receivable from and payable to the clearing organization at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 100,000	$ -
Payable to clearing organization	-	141,590
Fees and commissions receivable	1,185,989	-
	$ 1,285,989	**$ 141,590**

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

		Owned
Corporate Stocks	$	496

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2011:

Leasehold improvements	$	70,995
Computer equipment		67,121
Furniture and fixtures		50,062
Office equipment		16,890
Other		1,000
		206,068
Less accumulated depreciation		(112,791)
Net property and equipment	$	93,277

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $882,707, which was $568,707 in excess of its required net capital of $314,000. The Company's ratio of aggregate indebtedness to the net capital was 165%.

NOTE 6 – COMMITMENTS

The Company leases office space from an unrelated party under a lease agreement that expires on January 1, 2015. The future minimum lease payments are $46,860 per year until the year ending December 31, 2014. In addition, the Company leases office space on a month-to-month basis for $1,000 per month. Total rent expense for the year ended December 31, 2011, was $60,326.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses from this, to date.

NOTE 8 – INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

During 2009 the Company converted from cash to accrual basis for tax purposes. This conversion resulted in a net adjustment of $272,559. This amount is to be paid through 2012. Included in the tax effect is a Federal tax rate of 34% and State tax rate of 8.84%. As of December 31, 2011, the Company's estimated income tax payable is $274,536, of which $245,345 is considered currently due and payable.

NOTE 9 – SUBORDINATED DEBT

On April 23, 2009, the Company obtained a subordinated, non-interest-bearing loan pursuant to a subordinated promissory note from the President. The loan is in the aggregate principal amount of $100,000 payable on or before June 30, 2012. The subordinated loan was incurred and shall be used as part of the Company's capital and shall be subject to the risks of the business.

NOTE 10 – CONTINGENCIES

During the year, the Company was named as a defendant in a lawsuit. An answer has been filed; however, discovery has not commenced and the Company is unable to estimate any possible outcome at this time.

NOTE 11 – SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Stockholder's equity per Statement of Financial Condition		$ 1,177,692
Add:	Subordinated debt	100,000
Less:	Total nonallowable assets	(356,130)
	Haircut of marketable securities	(38,855)
Net Capital		$ 882,707
Aggregate indebtedness - items included in financial statements		$ 1,460,439
Basic net capital requirement		$ 314,000
Excess net capital		$ 568,707
Ratio aggregate indebtedness to net capital		165%

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2011:		$ 845,608
Audit adjustments:		
	Write-off of salaries payable	132,920
	Provision for income taxes	(95,821)
Net capital as of December 31, 2011		$ 882,707

Burt Martin Arnold Securities, Inc.
Schedule III - Computation For Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2011

Burt Martin Arnold Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



StarkSchenkein, LLP

BUSINESS ADVISORS & CPAs

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Burt Martin Arnold Securities, Inc. (the "Company"), for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Denver, Colorado
February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053073 FINRA DEC
BURT MARTIN ARNOLD SECURITIES INC 22*22
D/B/A BMA SECURITIES
608 SILVER SPUR RD STE 100
ROLLING HILLS ESTATES CA 90274-3704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 26,227

B. Less payment made with SIPC-6 filed (exclude interest) (13,410)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,817

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,817

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMA SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 28TH day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN. 1, 2011 and ending DEC 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,973,752
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	<28,906>
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<389,215>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	<64,991>
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	<483,112>
2d. SIPC Net Operating Revenues	$ 10,490,640
2e. General Assessment @ .0025	$ 26,227

(to page 1, line 2.A.)



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Burt Martin Arnold Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Burt Martin Arnold Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Burt Martin Arnold Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burt Martin Arnold Securities, Inc.'s management is responsible for the Burt Martin Arnold Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report relates only to the schedule referred to above and does not extend to any financial statements of Burt Martin Arnold Securities, Inc., taken as a whole.

Stark Schenkein, LLP

StarkSchenkein, LLP
February 28, 2012

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